Exhibit 99.1

Coincheck Reports Financial Results for Second Quarter of Year Ending March 31, 2027
Amsterdam, Netherlands – November 9, 2026 – Coincheck Group N.V. (NASDAQ: CNCK) (“Coincheck Group” or the “Company”), a Dutch public limited liability company that provides digital asset trade execution, custody, staking and asset management services, today reported financial results for the second quarter of the fiscal year ending March 31, 2027 (“fiscal 2027”). References to “fiscal 2026” mean the fiscal year ended March 31, 2026.
Financial Highlights:1
Certain Year-Over-Year Highlights
•Total revenue for the second quarter of fiscal 2027 decreased 43%, to ¥75.5 billion ($480 million) from ¥133.1 billion ($846 million) in the second quarter of fiscal 2026. The decrease was driven mainly by a decrease in Marketplace Trading Volume, partially offset by an increase in Transaction revenue – Institutional and Investment management fees.
•Verified Accounts2 increased 18%, to 2,868,544 as of September 30, 2026 from 2,421,080 as of September 30, 2025.
•Customer Assets3 decreased 26%, to ¥876.9 billion ($5,577 million) as of September 30, 2026 from ¥1,189.2 billion ($7,563 million) as of September 30, 2025. Customer Assets decreased due primarily to the decline in the market price of certain crypto assets, including Bitcoin (BTC), Ether (ETH), and XRP.
•Assets Under Management (AUM)4 were ¥148.8 billion ($946 million) as of September 30, 2026.
•Marketplace Trading Volume5 decreased 56%, to ¥41.5 billion ($264 million) for the second quarter of fiscal 2027 from ¥94.7 billion ($602 million) for the second quarter of fiscal 2026. Fluctuations in Marketplace Trading Volume are usually driven by crypto-asset industry market volumes and conditions generally, and the size and level of trading activity at Coincheck specifically, as well as market-price fluctuations in the crypto assets frequently traded.
•Net loss was ¥4,136 million ($26.3 million) in the second quarter of fiscal 2027, compared to a net income of ¥355 million ($2.3 million) in the second quarter of fiscal 2026. The decrease was driven primarily by an impairment loss of ¥2,962 million ($18.8 million) related to the Company's Aplo subsidiary recorded in the second quarter of fiscal 2027 (see "Other Recent Highlights" below for more information concerning the
1 References in this announcement to “¥” are to Japanese Yen and references to “U.S. Dollars” and “$” are to United States Dollars. Unless otherwise stated, Coincheck Group has translated U.S. Dollar amounts from Japanese Yen at the exchange rate of ¥157.250 per $1.00, which was the ¥/$ exchange rate reported by the Federal Reserve Bank of New York as of September 30, 2026.
2 Verified Accounts are all accounts that have been opened after the account owner completes all application procedures (including “know your customer” or “KYC”), after subtracting therefrom the total number of closed accounts. These numbers are for Coincheck Inc.’s business (do not include Aplo or Next Finance Tech) and, beginning June 2026, include accounts opened under CaaS arrangements Coincheck Inc. has with third-party firms, which are subject to fee-sharing and other economic terms with such third-party firms.
3 Cryptocurrencies held for customers + fiat currency deposited by customers. This does not include NFTs or customer assets of Aplo, or of Next Finance Tech (if any).
4 Assets Under Management (AUM) refer to the assets under management of 3iQ, which was acquired by the Company effective March 1, 2026.
5 Marketplace Trading Volume for a specific period is the total value of all transactions completed through Coincheck’s marketplace platform.

Company's plans regarding Aplo), a decrease in Marketplace Trading Volume, and higher selling, general and administrative expenses, partially offset by a net tax benefit in the second quarter of fiscal 2027.
•Adjusted EBITDA6 was a loss of ¥4,020 million ($25.6 million) in the second quarter of fiscal 2027, compared to Adjusted EBITDA of ¥1,486 million ($9.5 million) in the second quarter of fiscal 2026. The decrease in Adjusted EBITDA was due primarily to the impairment loss relating to Aplo and an increase in operating loss.
Other Recent Highlights:
•Shift in Business Strategy Regarding Aplo’s European Prime Brokerage Offering. Aplo SAS is the Company’s Paris-based crypto prime brokerage subsidiary that serves institutional customers and is licensed under Markets in Crypto-Assets Regulation ("MiCA"). The Company acquired Aplo in October 2025, in large part based on the Company’s high opinion of Aplo’s institutional trading technology. The Company recently has (i) performed an evaluation of Aplo’s performance as an independent, small-sized crypto institutional brokerage in the European Union subject to MiCA rules, (ii) taken into account the potential value that institutional trading technology could provide if combined with the Company’s 3iQ subsidiary’s digital asset management technology and services (3iQ was acquired by the Company effective March 1, 2026), and (iii) considered how such an integration of institutional digital asset management and trading services could enable 3iQ to offer, consistent with the Company’s recent shift in its overall business strategy towards offering integrated institutional crypto products, a powerful and attractive separately managed account offering to institutional and high net worth investors globally (the “SMA Offering”). Accordingly, the Company is in the process of winding down Aplo’s operations in France, transferring Aplo’s technology and related intellectual property to 3iQ, and inviting approximately one-half of Aplo’s current team to join 3iQ to work to complete the development of, and then launch, the SMA Offering. 3iQ currently estimates a launch date in the first half of calendar 2027. This winding-down process will follow the plan for the orderly cessation of Aplo's operations in accordance with French law.
Webcast and Conference Call
Coincheck Group will host a live webcast to discuss its results today at 5:00 pm ET. The call will be hosted by Pascal St-Jean, CEO, and Jason Sandberg, CFO. The live webcast of the call can be accessed at the Company’s investor relations website at https://www.coincheckgroup.com/news-events/ir-calendar. A replay will be available on the investor relations website following the call. The conference call can also be accessed over the phone by dialing 1-800-267-6316 or 1-203-518-9783; the Conference ID is CNCKQ2.
About Coincheck Group N.V.
Coincheck Group N.V. (NASDAQ: CNCK) seeks to bring together retail scale, institutional capability and resilient infrastructure in one digital finance platform offering. Built on its leadership position in Japan as a retail crypto asset exchange provider, the Company is expanding into institutional services and digital asset infrastructure across multiple markets. Its offerings include trade execution, custody, staking and asset management services alongside ongoing development in on-chain finance.

Forward Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about trading, future financial and operating results, management updates, plans, objectives, expectations and intentions with respect to future operations, products and services, and commercial relationships; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning or the negative thereof. Such forward-looking statements are based upon the current beliefs and expectations of the Company’s management and are inherently subject to
6 Adjusted EBITDA is a non-IFRS financial measure; see “Non-IFRS financial measures” for definition and corresponding reconciliation below.

significant business, economic, and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the Company’s control, which could cause actual results or events to differ materially from those presently anticipated; such risks, uncertainties, and assumptions, include, among others: (i) risks related to winding down Aplo’s operations in France and the Company’s ability to successfully redeploy its technology; (ii) the Company's ability to successfully execute the SMA Offering; (iii) changes in the cryptocurrency and digital asset markets in which the Company competes, including with respect to its competitive landscape, technology evolution or regulatory changes; (iv) changes in global political, economic or industry conditions, the interest rate environment or conditions affecting the financial and capital markets, including the effects of inflation, trade policies and government regulation; (v) changes in economic conditions and consumer sentiment; (vi) the price of crypto assets and volume of transactions on the Company’s platform; (vii) the development, utility and usage of crypto assets; (viii) demand for any particular crypto asset; (ix) cyberattacks and security breaches on Company platforms; (x) the Company’s ability to introduce new products and services; (xi) the Company’s ability to execute its growth strategies, including identifying and executing B2B or B2B2C (CaaS) relationships, or acquisitions; (xii) the ability to grow and manage growth profitably; and (xiii) other risks and uncertainties discussed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 20-F for the fiscal year ended March 31, 2026, as such factors may be updated from time to time, which are or will be accessible on the SEC’s website at www.sec.gov. The forward-looking statements included in this press release are made only as of the date of this press release and the Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.
Non-IFRS financial measures
EBITDA and Adjusted EBITDA
In addition to the Company’s results determined in accordance with IFRS Accounting Standards, the Company presents EBITDA and Adjusted EBITDA, non-IFRS measures, because the Company believes they are useful in evaluating its operating performance.
EBITDA represents net profit (loss) for the period before the impact of taxes, interest, depreciation, and amortization of intangible assets, and Adjusted EBITDA represents EBITDA, further adjusted by excluding transaction expenses and the non-cash expenses of (i) share-based compensation and (ii) change in fair value of warrant liability, which fluctuates quarter to quarter based on the Company’s share price.
The Company uses EBITDA and Adjusted EBITDA to evaluate its ongoing operations and for internal planning and forecasting purposes and believes that EBITDA and Adjusted EBITDA may be helpful to investors because they provide consistency and comparability with past financial performance. However, EBITDA and Adjusted EBITDA are presented for supplemental informational purposes only, have limitations as analytical tools, and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS Accounting Standards.
A reconciliation is provided below for each non-IFRS financial measure to the most directly comparable financial measure stated in accordance with IFRS Accounting Standards. Investors are encouraged to review the related IFRS Accounting Standards financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS Accounting Standards financial measures, and not to rely on any single financial measure to evaluate Coincheck Group’s business.
Please see tables on the following pages for reconciliations of non-IFRS Accounting Standards financial measures.
U.S. Dollar financial information
For the convenience of the reader, where applicable, Coincheck Group has translated U.S. Dollar amounts from Japanese Yen at the exchange rate of ¥157.250 per $1.00, which was the ¥/$ exchange rate reported by the Federal Reserve Bank of New York as of September 30, 2026.
This information is intended to be reviewed in conjunction with the Company’s filings with the SEC.

COINCHECK GROUP N.V. and its subsidiaries
CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

	Japanese Yen
	For the three months ended
	September 30,	September 30,	June 30,
(in millions)	2026	2025	2026
Revenue:
Revenue	¥74,383	¥132,229	¥113,232
Other revenue	1,133	876	1,100
Total revenue	75,516	133,105	114,332

Expenses:
Cost of sales	72,859	129,219	111,412
Selling, general and administrative expenses	4,186	3,370	4,293
Total expenses	77,045	132,589	115,705
Operating profit (loss)	(1,529)	516	(1,373)

Other income and expenses:
Other income	11	322	267
Other expenses	(3,295)	(1)	(14)
Financial income	259	116	31
Financial expenses	(19)	(50)	(95)
Share of loss of equity-accounted investees, net of tax	(31)	—	(24)
Profit (loss) before income taxes	(4,604)	903	(1,209)
Income tax expense (benefit)	(468)	548	(33)
Net profit (loss) for the period attributable to owners of the Company	¥(4,136)	¥355	¥(1,176)

COINCHECK GROUP N.V. and its subsidiaries
CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

	Japanese Yen	United States Dollar*
	For the three months ended	For the three months ended
	September 30,	September 30,
(in millions)	2026	2026
Revenue:
Revenue	¥74,383	$473.0
Other revenue	1,133	7.2
Total revenue	75,516	480.2

Expenses:
Cost of sales	72,859	463.3
Selling, general and administrative expenses	4,186	26.6
Total expenses	77,045	490.0
Operating loss	(1,529)	(9.7)

Other income and expenses:
Other income	11	0.1
Other expenses	(3,295)	(21.0)
Financial income	259	1.6
Financial expenses	(19)	(0.1)
Share of loss of equity-accounted investees, net of tax	(31)	(0.2)
Loss before income taxes	(4,604)	(29.3)
Income tax benefit	(468)	(3.0)
Net loss for the period attributable to owners of the Company	¥(4,136)	$(26.3)
* Convenience Translation into U.S. Dollars

COINCHECK GROUP N.V. and its subsidiaries
CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

	Japanese Yen		United States Dollar*
	For the six months ended		For the six months ended
	September 30,		September 30,
(in millions)	2026	2025	2026
Revenue:
Revenue	¥187,615	¥215,782	$1,193.1
Other revenue	2,233	1,312	14.2
Total revenue	189,848	217,094	1,207.3

Expenses:
Cost of sales	184,270	210,763	1,171.8
Selling, general and administrative expenses	8,479	6,684	53.9
Total expenses	192,749	217,447	1,225.7
Operating loss	(2,901)	(353)	(18.4)

Other income and expenses:
Other income	115	247	0.7
Other expenses	(3,146)	(59)	(20.0)
Financial income	262	4	1.7
Financial expenses	(87)	(187)	(0.6)
Share of loss of equity-accounted investees, net of tax	(55)	—	(0.4)
Loss before income taxes	(5,812)	(348)	(37.0)
Income tax expense (benefit)	(501)	674	(3.2)
Net loss for the period attributable to owners of the Company	¥(5,311)	¥(1,022)	$(33.8)

*Convenience Translation into U.S. Dollars

COINCHECK GROUP N.V. and its subsidiaries
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	Japanese Yen		United States Dollar*
	As of September 30,	As of March 31,	As of September 30,
(In millions)	2026	2026	2026
Assets:
Current assets:
Cash and cash equivalents	¥13,995	¥9,458	$89.0
Cash segregated as deposits	44,374	50,024	282.2
Crypto assets held	47,086	37,876	299.4
Customer accounts receivable	1,284	1,422	8.2
Other financial assets	765	430	4.9
Other current assets	742	1,274	4.7
Total current assets	108,246	100,484	688.4
Noncurrent assets:
Property and equipment	3,158	1,464	20.1
Intangible assets and goodwill	10,466	13,600	66.6
Crypto assets held	119	186	0.8
Other financial assets	504	474	3.2
Equity-accounted investees	600	491	3.8
Deferred tax assets	407	378	2.6
Other non-current assets	84	44	0.5
Total non-current assets	15,338	16,637	97.5
Total assets	123,584	117,121	785.9
Liabilities and equity
Liabilities:
Current liabilities:
Deposits received	44,179	49,814	281.0
Crypto asset borrowings	46,860	37,543	298.0
Other financial liabilities	2,330	4,517	14.8
Income taxes payable	1	647	0.0
Other current liabilities	316	616	2.0
Total current liabilities	93,686	93,137	595.8
Non-current liabilities:
Other financial liabilities	2,374	1,203	15.1
Warrant liability	152	132	1.0
Provisions	296	342	1.9
Deferred tax liabilities	156	562	1.0
Total non-current liabilities	2,978	2,239	18.9
Total liabilities	96,664	95,376	614.7
Equity:
Ordinary shares	327	273	2.1
* Convenience Translation into U.S. Dollars

COINCHECK GROUP N.V. and its subsidiaries
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	Japanese Yen		United States Dollar*
	As of September 30,	As of March 31,	As of September 30,
(In millions)	2026	2026	2026
Capital surplus	44,631	34,247	283.8
Share-based payment reserve	1,602	1,156	10.2
Merger reserve	(9,258)	(9,258)	(58.9)
Treasury shares	(4)	(4)	(0.0)
Retained earnings (accumulated deficit)	(9,679)	(4,368)	(61.5)
Foreign currency translation adjustment	(699)	(301)	(4.4)
Total equity	26,920	21,745	171.2
Total liabilities and equity	¥123,584	¥117,121	$785.9

* Convenience Translation into U.S. Dollars

COINCHECK GROUP N.V. and its subsidiaries
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Japanese Yen		United States Dollar
	For the six months ended		For the six months ended
	September 30,		September 30,
(In millions)	2026	2025	2026
Cash flows from operating activities:
Loss before income taxes	¥(5,812)	¥(348)	$(37.0)
Depreciation and amortization	567	349	3.6
Share-based payments	630	619	4.0
Impairment loss on non-financial assets	2,962	—	18.8
Changes in fair value of other financial assets	(149)	13	(0.9)
Change in fair value of warrant liability	22	109	0.1
Interest (income) expenses, net	(49)	63	(0.3)
Foreign exchange loss	124	59	0.8
Share of loss of equity-accounted investees, net of tax	55	—	0.4
(Increase) decrease in cash segregated as deposits	5,650	(5,650)	35.9
Increase in crypto assets held	(9,143)	(18,565)	(58.1)
(Increase) decrease in customer accounts receivable	138	(164)	0.9
Increase in other financial assets (current assets)	(182)	(52)	(1.2)
Decrease in other current assets	568	342	3.6
Increase in crypto asset held (non-current assets)	(14)	—	(0.1)
Increase in other financial assets (non-current assets)	(78)	—	(0.5)
Increase (decrease) in deposits received	(5,635)	6,014	(35.8)
Increase in crypto asset borrowings	9,317	18,301	59.2
Decrease in other financial liabilities	(586)	(484)	(3.7)
Refund (payment) of excise tax on share redemptions	305	(303)	1.9
Increase (decrease) in other current liabilities	(298)	42	(1.9)
Other, net	1	(28)	—
Cash provided by (used in) operating activities	(1,607)	317	(10.2)
Interest income received	110	3	0.7
Interest expenses paid	(52)	(59)	(0.3)
Income taxes paid	(651)	(744)	(4.1)
Net cash used in operating activities	(2,200)	(483)	(14.0)

Cash flows from investing activities
Purchase of property and equipment	(78)	(45)	(0.5)
Expenditure on internally generated intangible assets	(484)	(386)	(3.1)
Payments for guarantee deposits	(9)	—	(0.1)
Purchase of other financial assets (non-current assets)	(16)	(100)	(0.1)
Acquisition of equity-accounted investees	(160)	—	(1.0)
Net cash used in investing activities	(747)	(531)	(4.7)

Cash flows from financing activities
Issuance of ordinary shares, net of issuance costs	9,949	—	63.3

COINCHECK GROUP N.V. and its subsidiaries
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Proceeds from short-term loans payable	3,000	1,000	19.1
Repayments of short-term loans payable	(3,040)	(1,000)	(19.3)
Proceeds from loans from related party	—	9,388	—
Repayments of loans from related party	(2,008)	(7,798)	(12.8)
Repayments of lease obligations	(202)	(188)	(1.3)
Net cash provided by financing activities	7,699	1,402	49.0

Effect of exchange rate change on cash and cash equivalents	(215)	(2)	(1.4)
Net increase in cash and cash equivalents	4,537	386	28.9
Cash and cash equivalents at the beginning of period	9,458	8,584	60.1
Cash and cash equivalents at the end of period	¥13,995	¥8,970	89.0

COINCHECK GROUP N.V. and its subsidiaries
RECONCILIATION OF TOTAL REVENUE

	Japanese Yen
	For the three months ended
	September 30,	September 30,	June 30,
(In millions)	2026	2025	2026
Revenue arising from contracts with customers
Transaction revenue - Retail(1)	¥67,560	¥131,954	¥104,776
Transaction revenue - Institutional(2)	6,609	—	8,255
Commission received(3)	214	275	201
Investment management fee revenue(4)	542	—	404
Sub-total	74,925	132,229	113,635

Other sources
Staking revenue(5)	474	794	579
Other revenue(6)	117	82	117
Sub-total	591	876	696
Total	¥75,516	¥133,105	¥114,332

	For the six months ended Japanese Yen
	For the six months ended September 30,
(In millions)	2025	2026
Revenue arising from contracts with customers
Transaction revenue - Retail(1)	¥215,319	¥172,336
Transaction revenue - Institutional(2)	—	14,865
Commission received(3)	463	414
Investment management fee revenue(4)	—	946
Sub-total	215,782	188,561

Other sources
Staking revenue(5)	1,175	1,053
Other revenue(6)	136	234
Sub-total	1,312	1,287
Total	¥217,094	¥189,848
____________
(1) Transaction revenue - Retail refers mainly to revenue from sales of crypto assets to retail customers and cover counterparties, which has been entirely derived from operations based in Japan.
(2) Transaction revenue - Institutional refers to the revenue from Aplo's prime brokerage services.
(3) Commission received refers to remittance fees, deposit and withdrawal fees, custodial fees, commissions received from the issuer and the applicants in the IEO business, commissions that arise from transactions on the Coincheck NFT Marketplace and commissions that arise from transactions on the Exchange platform, Aplo’s platform and other.
(4) Investment management fee revenue refers to fees derived from providing professional services to manage client accounts and sponsored investment vehicles,and fees charged to those vehicles for staking their assets.
(5) Staking revenue refers to staking rewards in crypto assets received by making company or customer digital assets available to support network validation activities.
(6) Other revenue is mainly the interest received from JSF Trust and Banking Co., Ltd.

COINCHECK GROUP N.V. and its subsidiaries
RECONCILIATION OF EBITDA

	Japanese Yen
	For the three months ended
	September 30,	September 30,	June 30,
	2026	2025	2026
Reconciliation of EBITDA:
Net income (loss) for the period	¥(4,136)	¥355	¥(1,176)
Add: Income tax expense (benefit)	(468)	548	(33)
Profit (loss) before income taxes	(4,604)	903	(1,209)
Add: Interest expense	37	38	19
Add: Depreciation and amortization	274	185	293
EBITDA	¥(4,293)	¥1,126	¥(897)

RECONCILIATION OF ADJUSTED EBITDA

	Japanese Yen
	For the three months ended
	September 30,	September 30,	June 30,
	2026	2025	2026
Reconciliation of Adjusted EBITDA:
Net income (loss) for the period	¥(4,136)	¥355	¥(1,176)
Add: Income tax expense (benefit)	(468)	548	(33)
Profit (loss) before income taxes	(4,604)	903	(1,209)
Add: Interest expense	37	38	19
Add: Transaction expenses excluding listing expense	—	153	—
Add: Change in fair value of warrant liability	(27)	(114)	50
Add: Share-based compensation	300	321	330
Add: Depreciation and amortization	274	185	293
Adjusted EBITDA	¥(4,020)	¥1,486	¥(517)

COINCHECK GROUP N.V. and its subsidiaries
RECONCILIATION OF EBITDA

	Japanese Yen	United States Dollar*
	For the three months ended	For the three months ended
	September 30,	September 30,
	2026	2026
Reconciliation of EBITDA:
Net income (loss) for the period	¥(4,136)	$(26.3)
Add: Income tax expense (benefit)	(468)	(3.0)
Profit (loss) before income taxes	(4,604)	(29.3)
Add: Interest expense	37	0.2
Add: Depreciation and amortization	274	1.7
EBITDA	¥(4,293)	$(27.3)

RECONCILIATION OF ADJUSTED EBITDA

	Japanese Yen	United States Dollar*
	For the three months ended	For the three months ended
	September 30,	September 30,
	2026	2026
Reconciliation of Adjusted EBITDA:
Net income (loss) for the period	¥(4,136)	$(26.3)
Add: Income tax expense (benefit)	(468)	(3.0)
Profit (loss) before income taxes	(4,604)	(29.3)
Add: Interest expense	37	0.2
Add: Transaction expenses excluding listing expense	—	—
Add: Change in fair value of warrant liability	(27)	(0.2)
Add: Share-based compensation	300	1.9
Add: Depreciation and amortization	274	1.7
Adjusted EBITDA	¥(4,020)	$(25.6)

*Convenience Translation into U.S. Dollars

COINCHECK GROUP N.V. and its subsidiaries
RECONCILIATION OF EBITDA

	Japanese Yen		United States Dollar*
	For the six months ended		For the six months ended
	September 30,	September 30,	September 30,
	2026	2025	2026
Reconciliation of EBITDA:
Net loss for the period	¥(5,311)	¥(1,022)	$(33.8)
Add: Income tax expense (benefit)	(501)	674	(3.2)
Loss before income taxes	(5,812)	(348)	(37.0)
Add: Interest expense	56	63	0.4
Add: Depreciation and amortization	567	349	3.6
EBITDA	¥(5,189)	¥64	$(33.0)

RECONCILIATION OF ADJUSTED EBITDA

	Japanese Yen		United States Dollar*
	For the six months ended		For the six months ended
	September 30,	September 30,	September 30,
	2026	2025	2026
Reconciliation of Adjusted EBITDA:
Net loss for the period	¥(5,311)	¥(1,022)	$(33.8)
Add: Income tax expense (benefit)	(501)	674	(3.2)
Loss before income taxes	(5,812)	(348)	(37.0)
Add: Interest expense	56	63	0.4
Add: Transaction expenses excluding listing expense	—	296	—
Add: Change in fair value of warrant liability	22	109	0.1
Add: Share-based compensation	630	619	4.0
Add: Depreciation and amortization	567	349	3.6
Adjusted EBITDA	¥(4,537)	¥1,088	$(28.9)
*Convenience Translation into U.S. Dollars